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                  U.S.  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                             FORM 10-QSB

/X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the quarterly period ended June 26, 1999

                                  OR

/  / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

                     Commission File No.   0-22524

                     REAL GOODS TRADING CORPORATION
(Exact name of small business issuer as specified in its charter)

       California                        68-0227324
(State or other jurisdiction of   (IRS Employer Identification
 incorporation or organization)    Number)

3440 Airway Drive, Santa Rosa, California       95403
(Address of principal executive offices)      (Zip Code)

Issuer's telephone number, including area code:

(707) 542-2600

Former name, former address and former fiscal year, if changed since last report.

  Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes   X        No

As of July 26, 1999, there were issued and outstanding 4,080,742 shares of common stock of the issuer.

                     REAL GOODS TRADING CORPORATION

                                INDEX

                                                      Page

Form 10-QSB Cover Page                                  1

Index                                                   2

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements.

Condensed Consolidated Balance Sheets
 at June 26, 1999 and March 31, 1999                    3

Condensed Consolidated Statements of
 Operations for the three-month periods
 ended June 26, 1999 and June 27, 1998                  4

Condensed Consolidated Statements of
 Cash Flows for the three month periods
 ended June 26, 1999 and June 27, 1998                  5

Notes to Condensed Consolidated
 Financial Statements                                   6

Item 2.  Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations.                                 9

PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings.                            12

Item 2.  Changes in Securities.

Item 3.  Defaults Upon Senior Securities.

Item 4.  Submission of Matters to a Vote
         of Security-Holders.

Item 5.  Other Information.

Item 6.  Exhibits and Reports on Form 8-K.

         Signatures                                    12

                              PART I
                        FINANCIAL INFORMATION
Item 1.  Financial Statements
                     REAL GOODS TRADING CORPORATION
                  CONDENSED CONSOLIDATED BALANCE SHEET
                              (Unaudited)
                    (In thousands except share data)

                                            June 26,    March 31,
                                               1999       1999
ASSETS
Current Assets
   Cash                                      $   829    $ 2,048
   Accounts receivable,
   net of allowance of $6                        493        240
   Interest receivable from affiliate              5          -
   Note receivable                                 -         20
   Inventories, net                            2,490      2,080
   Deferred catalog costs, net                   259        272
   Prepaid expenses                              150        266
   Deferred taxes                                 89         89
        Total current assets                   4,315      5,015

Property, equipment and
 improvements, net                             3,563      3,553
Property held for sale                            78         78
Note receivable from affiliate                   241        196
Other assets                                     198        198
Deferred taxes & taxes receivable                114         39
TOTAL ASSETS                                 $ 8,509    $ 9,079

LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities
   Accounts payable                          $   705    $   873
   Accrued expenses                              427        620
   Customer deposits                              89        138
   Current maturities
    of long-term debt                             16         16
   Other taxes payable                            42         57
         Total current liabilities             1,279      1,704

Long-term debt                                   547        552
TOTAL LIABILITIES                              1,826      2,256

Shareowners' Equity
   Preferred stock, without par value;
    Authorized 1,000,000 shares;
    None issued or outstanding                     -          -

   Common stock, without par value:
    Authorized 10,000,000 shares;Issued
    and outstanding 4,080,742 shares           7,188      7,188

Accumulated deficit                             (505)      (365)
         Total shareowners' equity             6,683      6,823

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY    $ 8,509    $ 9,079



          See notes to condensed consolidated financial statements

                     REAL GOODS TRADING CORPORATION
             CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Unaudited)
              (In thousands except share and per share data)


                                             Three Months Ended

                                             June 26,    June 27,
                                               1999         1998
Net sales                                    $ 4,117     $ 3,333
Cost of sales                                  2,472       1,918

   Gross Profit                                1,645       1,415
Selling, general and administrative expenses   1,866       1,740

   Loss from operations                         (221)       (325)
Interest and other income and expense, net         5          20
   Loss before income taxes                     (216)       (305)

Income tax benefit                                76         122
   Net loss                                  $  (140)    $  (183)

Net loss per share, basic and diluted        $ (0.03)    $ (0.05)

Weighted average shares outstanding,
   basic and diluted                       4,080,742   3,910,008


     See notes to condensed consolidated financial statements

                     REAL GOODS TRADING CORPORATION
              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Unaudited)
                             (In thousands)


                                             Three Months Ended

                                             June 26,    June 27,
                                               1999        1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                     $ (140)     $ (183)
Adjustments to reconcile net loss to
 net cash provided by (used in)
 operating activities:
   Depreciation and amortization                 97          57
   Deferred income taxes                        (75)       (122)
Changes in assets and liabilities:
   Accounts receivable                         (253)         41
   Interest receivable from affiliate            (5)          -
   Note receivable                               20           -
   Inventory                                   (410)        (38)
   Deferred catalog costs                        13         237
   Prepaid expenses                             116          43
   Accounts payable                            (168)        (77)
   Accrued expenses                            (193)         (7)
   Other taxes payable                          (15)         48
   Customer deposits                            (49)         73
NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                      (1,062)         72

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment, improvements,
   and construction in progress                (107)       (115)
Note receivable from affiliate                  (45)        (59)
NET CASH USED IN INVESTING ACTIVITIES          (152)       (174)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt                                (5)         (4)
Proceeds from issuance of
   common stock, net                              -         344
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                          (5)        340

NET (DECREASE) INCREASE IN CASH              (1,219)        238
CASH AT BEGINNING OF PERIOD                   2,048       1,301
CASH AT END OF PERIOD                        $  829      $1,539


     See notes to condensed consolidated financial statements

                     REAL GOODS TRADING CORPORATION
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)

             FOR THE THREE MONTH PERIOD ENDED JUNE 26, 1999

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared from the records of the Company and, in the opinion of management, include all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position at June 26, 1999 and the interim results of operations and cash flows for the three months ended June 26, 1999 and June 27, 1998. Certain reclassifications have been made to the prior year amounts to conform to the June 1999 presentation (see Note 2 below). The balance sheet as of March 31, 1999 was derived from the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10ksb for the year ended March 31, 1999.

Accounting policies followed by the Company are described in Note 1 to the audited financial statements for the fiscal year ended March 31, 1999 included in the Company's fiscal 1999 Annual Report to Shareowners. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of the condensed financial statements. The condensed consolidated financial statements should be read in conjunction with the audited financial statements, including notes thereto, for the year ended March 31, 1999.

The results of operations for the three month period herein presented are not necessarily indicative of the results to be expected for the full year.

NOTE 2 - CHANGE OF PRESENTATION

Included in net sales and cost of sales for the three month periods ended June 26, 1999 and June 27, 1998 are shipping and handling fees collected from customers of $253,000 and $278,000 and freight out expense of $226,000 and $219,000, respectively. Previously these amounts were presented as a net amount in selling, general and administrative expenses. Such sales and cost of sales have been reclassified into net sales and cost of sales for the periods presented because management believes this more accurately represents its true sales and cost of sales amounts.

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. This statement is expected to be effective for the Company's fiscal 2002. The Company believes that this statement will not have a material effect on its financial statements.

NOTE 4 - LINE OF CREDIT

The Company has a line of credit agreement for $1,500,000 with National Bank of the Redwoods (the "Bank"). Borrowings bear interest at 1.5% over the prime rate, payable in monthly installments. The line is personally guaranteed by the Company's Chairman and largest shareowner. At June 26, 1999 no amounts were outstanding on the Company's line of credit. Effective in April 1999, the line was extended through August 31, 1999. The Company is currently in the process of reviewing the line.

The line of credit agreement contains restrictive covenants including debt to net worth, current ratios, restrictions on capital expenditures, positive cash flow at a certain point in the fiscal year and prohibitions on payment of cash dividends without the Bank's approval. The line is collateralized by substantially all of the Company's assets, including inventory, accounts receivable and mailing lists as well as a key person life insurance policy on the life of the Company's Chairman and largest shareowner. At June 26, 1999 the Company was in compliance with all covenants of the line of credit agreement.

NOTE 5 - SHAREOWNERS' EQUITY

In August 1998, the Board of Directors authorized the Company to purchase up to $100,000 of common stock in open market and private transactions. In fiscal 1999, 3,900 shares were purchased for $14,850 and retired. From inception of this purchase program through June 26, 1999, a total of 13,084 shares had been purchased and retired at an average price of $4.88 per share. During the first quarter of fiscal 2000 and fiscal 1999, there was no activity under this program.

NOTE 6 -  LEGAL ACTION

The Company has been named as the defendant in an EEOC complaint by a former employee. The Company believes that the complaint is without merit and intends to defend the matter vigorously. No reserves for this action have been established as of June 26, 1999.

NOTE 7 - SEGMENT INFORMATION

The Company has three divisions (Catalog, Retail and Renewables), all of which sell products purchased from other suppliers directly to customers. The customer bases of all three divisions overlap to some extent, and the purchases and delivery processes to customers overlap as well.

Each of the three divisions qualifies as a reportable segment because each is more than 10% of the combined revenue of all operating segments. Financial information for the Company's business segments was as follows:

                                             June 26,    June 27,
                                               1999        1998
Net Sales:
     Catalog Division                        $ 2,312     $ 2,000
     Retail Division                             790         762
     Renewables Division                       1,015         571
     Consolidated Net Sales                    4,117       3,333

Gross Margin:

     Catalog Division                          1,032         906
     Retail Division                             303         307
     Renewables Division                         310         202
     Consolidated Gross Margin                 1,645       1,415

Reconciliation of Gross Margin to
     Net Loss:
     Selling, general &
     administrative expenses
          Catalog Division                     1,029       1,097
          Retail Division                        442         404
          Renewables Division                    395         239
     Consolidated S G & A expenses             1,866       1,740

     Interest income                              17          13
     Interest expense                            (12)        (12)
     Gain on sale of assets                        -          19
     Income tax benefit                           76         122
          Net Loss                           $  (140)    $  (183)

Item 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SALES

Net sales of $4,117,000 for the first quarter of fiscal 2000 were up 24% over the first quarter of fiscal 1999 (net sales of $3,333,000) primarily due to stronger sales of renewable energy products and internet sales within the catalog division.

Catalog net sales in the first quarter of fiscal 2000 increased by 16% to $2,312,000 from $2,000,000 in the first quarter of fiscal year 1999 as a result of stronger response rates to the Company's catalogs and higher average orders. Catalog sales, including internet orders, were 56% of total net sales as compared to 60% in the first quarter of fiscal 1999. Sales via the internet increased 231% to $235,000 in the first quarter of Fiscal 2000 from $71,000 in the first quarter of fiscal 1999.

Retail store net sales increased 4% to $790,000 from $762,000 in the first quarter last year. Sales improved in the Hopland, CA and Eugene, OR stores but decreased in the Berkeley, CA store. Retail sales amounted to 19% of total net sales in the first quarter of fiscal 2000 as compared with 23% of total net sales in the same period last year.

Renewable energy sales increased 78% to $1,015,000 in the first quarter of fiscal 2000 from $571,000 in the same period in fiscal 1999. These revenues include a $182,000 sale of a solar system to a winery in Northern California in the first quarter of fiscal 2000. Additionally, the increase in sales is due to continuing success of the Company's utilization of the incentive program being provided by the California Energy Commission (CEC) to encourage use of renewable energy in connection with the deregulation of California utilities. Renewable energy sales amounted to 25% of total net sales in the first quarter of fiscal 2000 as compared with 17% of the total in the same period last year. The CEC program, begun in March 1999, is mandated by the California legislature to continue for a minimum of four years from inception.

GROSS PROFIT

Gross profit for the three months ended June 26, 1999 was $1,645,000 or 40% of sales as compared with $1,415,000 or 43% in the same period last year. Overall margins declined with the relatively lower proportion of catalog sales, which are historically produce the Company's highest gross profit as a percentage of sales, and a higher proportion of lower margin renewable energy sales in the first quarter of fiscal year 2000 as compared with the first quarter of the prior year.

Catalog sales had a gross profit of 45% or $1,033,000 and $906,000, respectively for the first quarters of fiscal 2000 and fiscal 1999. Retail stores' margins for the first quarter of fiscal 2000 were 38% or $302,000 and were down slightly from the 40% margin level or $307,000 of the same period in fiscal 1999. This slight decrease reflects a higher percentage of renewable product sales in the sales mix. Renewable energy sales, including design and consulting fees for solar, wind and hydro projects, had a gross margin of 31% or $310,000 as compared to a gross margin of 31% or $202,000 in the same period of the prior fiscal year.
Renewable energy sales typically have lower associated gross margins which tend to reduce the Company's overall average gross margin.

OPERATING EXPENSES

Selling, general and administrative expenses were $1,866,000, or 45% of net sales and were significantly lower as a percentage of sales compared with the first three months of the prior year, $1,740,000 and 52%, respectively. This decrease in percentage reflects percentage decreases in the areas of labor and benefits, catalog costs, advertising, repairs and maintenance. Decreases in these areas were offset by increases in postage and freight, utilities, and purchased services (legal, accounting and contract labor services).

INTEREST EXPENSE AND OTHER INCOME

In the first quarter of fiscal 2000, the Company had net other income of $5,000 as compared with net other income of $20,000 in the first quarter of fiscal 1999. The net other income figure of $5,000 in fiscal 2000 consists primarily of interest income. In the same period last year, net other income was primarily a gain on the sale of equipment.

EARNINGS

For the first three months of fiscal 2000, the Company incurred a pre-tax loss of $216,000 and a net loss of $140,000, or $.03 per share compared to a pre-tax loss in the first quarter of fiscal 1999 of $305,000, and a net loss of $183,000 or $.05 per share.

The Company's first fiscal quarter, which ends at the end of June, is historically a weak quarter and is almost never profitable. The Company typically experiences a moderate degree of seasonality with sales and earnings building toward the third quarter (the holiday season) which is historically the Company's strongest quarter.

INCOME TAX BENEFIT

The income tax benefit was 35% in the first quarter of fiscal
2000 compared with 40% in the first quarter of fiscal 1999. These rates represent the projected rates expected by management for each fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

For the quarter ended June 26, 1999, cash used in operations was $1,062,000 primarily due to increases in accounts receivable and inventory and decreases in accounts payable and accrued liabilities. Accounts receivable increased $253,000 largely as a result of the solar system sale to the winery and associated CEC credits. The Company used $410,000 for net increases to inventory to support a higher sales volume. Overall, the Company used $152,000 on net investing activities.

The net effect of these activities was to decrease cash from $2,048,000 at March 31, 1999 to $829,000 at June 26, 1999.

The Company believes that cash from operations and available borrowings will be adequate to meet anticipated requirements for working capital, capital expenditures and debt service for the foreseeable future.

EFFECTS OF INFLATION

The overall effects of inflation on the Company's business during the periods discussed were not believed to be material.

YEAR 2000 PREPAREDNESS

The Company continues to address the Year 2000 ("Y2K") problem through a comprehensive evaluation of its hardware, software, communications and key external vendors and suppliers. At June 26, 1999 the Company estimates that it has completed substantially all of the necessary hardware upgrades and a large portion of its software upgrades. Costs of the evaluation and upgrades approximate $233,000 most of which has been incurred in the normal course of business as periodic software and hardware upgrades through June 26, 1999.

During the first quarter of fiscal 2000, the Company upgraded its Ukiah facility server and related hardware and software.

The Company continues its software upgrades and vendor evaluations and certifications. The Company's Y2K initiatives are on schedule and no major problems have been encountered to this time. However, there can be no assurance that the systems of other companies on which the Company and its systems rely will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Furthermore, there can be no guarantee that these schedules will be achieved, and actual results could differ materially from these estimates. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel trained in this area and the cost of such personnel, and the ability to locate and correct all relevant computer codes and similar uncertainties.

While the Company cannot accurately predict a "worst case scenario" with regard to its Y2K issues, the failure by the Company and/or vendors to complete Y2K compliance work in a timely manner could have a materially adverse effect on the Company's operations. The Company is in the process of assessing these risks and uncertainties and developing appropriate courses of action.

                                *****

                               PART II
                          OTHER INFORMATION

Item 1.   Legal Proceedings.

Incorporated by reference; see Note 5 - "Legal Action" in accompanying Notes to Condensed Consolidated Financial
Statements.

Item 2.  Changes in Securities.

         Not Applicable.

Item 3.  Defaults Upon Senior Securities.

         Not Applicable.

Item 4.  Submission of Matters to a Vote of Security-Holders.

         Not Applicable

Item 5.  Other Information.

         Not Applicable

Item 6.  Exhibits and Reports on Form 8-K.

         July, 8, 1999 - Real Goods provides Fetzer vineyards with 40 kW solar-power system

         July 8, 1999 - Real Goods announces affiliation with
         Working Assets Shopforchange.com

         June 29, 1999 - Real Goods announces Internet sales up
         501% in fiscal 1999.

         June 28, 1999 - Real Goods elects Mark Swedlund as
         President.

         April 30, 1999 - Real Goods announces resignation of Ron
         Zell as CEO - - John Schaeffer to reassume CEO position.

                               SIGNATURES

In accordance with the requirements of the Securities Exchange
Act, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                   REAL GOODS TRADING CORPORATION
                           (Registrant)

                                  DATED: August 6, 1999

                                  by:    LESLIE B. SEELY
                                         Leslie B. Seely
                                         Chief Financial Officer



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